

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 21, 2007

Mr. Guy Elliott
Finance Director
Rio Tinto Plc & Rio Tinto Limited
6 St James's Square
London, SW1Y 4LD, England

> **Re:** **Rio Tinto plc & Rio Tinto Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 23, 2006**
> **Response Letters Dated June 4, 2007 & June 12, 2007**
> **File No. 1-10533 & 0-20122**

Dear Mr. Elliott:

    We have reviewed your response and have the following additional comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Rio Tinto PLC – Rio Tinto Limited

Note 1 – Principal Accounting Policies

(h) Deferred Stripping, page A-15

1.   We note your response regarding stripping costs incurred when multiple pits exist
      within a mine. Please expand your footnote disclosure to address the following:

- Discuss the criteria you use to determine whether or not stripping associated
  with the second and subsequent pits should be capitalized or expensed.

- Please explain why you believe these stripping costs represent development
  costs rather than production costs under U.S. GAAP.

- Address the criteria and factors considered in determining whether a mine is considered separate or integrated.

- Please disclose that diversity in practice exists within the mining industry regarding what represents production stage stripping and how a mine is defined under EITF 04-6.

- Please disclose that some industry participants expense initial stripping costs associated with subsequent pits within a mine.

- Please disclose the net income and earnings per share impact for 2006 had these costs been expensed as incurred.

- Please disclose the impact these costs would have to your financial statements in prior periods had they been included as part of your adoption of EITF 04-6.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief